UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-41769

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

(Translation of registrant’s name into English)

2500-700 West Georgia Street

Vancouver, British Columbia V7Y 1B3 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2023	FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

	By:	/s/ Jason Barnard
Jason Barnard
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Condensed Interim Consolidated Financial Statements for the three months ended June 30, 2023 and 2022
99.2	Management Discussion and Analysis for the three months ended June 30, 2023
99.3	Form 52-109F2 Certification of Interim Filings by CEO (pursuant to Canadian regulations)
99.4	Form 52-109F2 Certification of Interim Filings by CFO (pursuant to Canadian regulations)